June 7, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Lisa Etheredge, Robert Littlepage, Mitchell Austin, Jan Woo

Re:	monday.com Ltd.
Registration Statement on Form F-1 (File No. 333-256182)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 3,988 copies of the Preliminary Prospectus, dated June 1, 2021, from June 1, 2021 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on Wednesday, June 9, 2021, or at such later time as the registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[signature page follows]

Very truly yours,

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

As Representatives of the Several Underwriters

GOLDMAN SACHS & cO. llc

By:	/s/ William Connolly
	Name:	William Connolly
	Title:	Managing Director

j.p. morgan securities llc

By:	/s/ Lucy Wang
	Name:	Lucy Wang
	Title:	Managing Director